                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  2nd Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                              G.P. PROPERTIES, INC.
                              ---------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



        NEVADA                                     88-0377059
        ------                                     ----------
(STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)



12821 AVENIDA LA VALENCIA, POWAY, CA               92064
------------------------------------               -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)           (ZIP CODE)



(619) 699-1708                                     (619) 487-4124
--------------                                     --------------
(ISSUER'S TELEPHONE NUMBER)                        (ISSUER'S FAX  NUMBER)



           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:


       TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                   EACH CLASS IS TO BE REGISTERED


--------------------------------          --------------------------------------

--------------------------------          --------------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)





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

                                     PART I

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

Business of the Issuer

In January of 1999, Management determined the Company should complete the development of its residential financial analysis software for real estate brokers due to a reduction in programming costs, a robust national real estate market, and Internet marketing potential that was unavailable in prior years.

The Company's residential financial analysis software for real estate brokers is currently a concept which will require programming necessary to develop a system for real estate brokers that integrates a home buyer's financing capacity, available properties at specified price ranges, and financing terms of available lenders. Management anticipates that software development costs will not exceed $125,000. Management intends to market its software through direct marketing to real estate brokers and mortgage lenders and on the Internet through the Company's proposed website. While the Company has initiated informal discussions with potential Internet website marketing providers, at this time the Company has no formal contracts with these providers and will not initiate negotiations with these providers until such time as the Company has sufficient funding. Management has no market or distribution agreements with any real estate brokers, mortgage lenders, or Internet sales sites. Once the Company is in beta testing of its software, management will seek out direct marketing with real estate brokers and mortgage lenders and distribution agreements with Internet sales sites.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors are substantially greater than those of the Company. One competitor, Roger Martin Company, has real estate analysis software marketed on the Internet that, while broad based, does not analyze lender data. Management believes that the Company can effectively compete with those other companies because of the unique nature of its product which integrates three interrelated analyses of residential broker transactions: buyer's financing capacity, sorted home pricing, and available lender terms. This software gives the Company a competitive advantage because it integrates, or bundles, the three primary parts of residential real estate purchases: buyer's credit ability, purchase price range, and lender's financing while reducing the amount of time needed to execute a real estate purchase. This software integration of the residential real estate purchase process is currently unavailable from the Company's competitors. Management is not aware of any significant barriers to the Company's entry into the real estate financial analysis market, however, the Company at this time cannot ascertain its exact market share of this market.

Software programming and product manufacturing are available through various suppliers such as EDP Management, Inc., Excelsoft Technologies, and I.D. Disk, Inc. While the Company has initiated informal discussions with potential software suppliers, at this time the Company has no formal contracts with suppliers and will not initiate negotiations with potential suppliers until such time as the Company has sufficient funding. As of the date of this filing the Company's software design is in preliminary written outline and no computer code has yet been written. Over the next eighteen months the Company intends to achieve the following milestones in order to have its





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product available in the market: during the first twelve months - raise capital needed to fund product development through the sale of securities, complete schematic program flow chart with programmer at an estimated cost of $5,000 , write program code at an estimated cost of $50,000, test code at an estimated cost of $10,000, modify code at an estimated cost of $10,000, produce beta product at an estimated cost of $25,000; during the succeeding six months - complete beta test period modifications at an estimated cost of $25,000, and release product to market. Although Management intends to implement its business plan through the implementation of these milestones and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Currently, Management is concentrating on advancing its business plan. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: the sale of the product concept to another company, or a merger or acquisition (as a parent or target) of another business entity that has revenue and/or long-term growth potential. However, at this time, Management has no commitments, arrangements, or understandings to enter into a merger, and the Company has no criteria to effect a merger with another company.

The Company intends to sell its products to a broad base of real estate brokers and financial lenders throughout the United States and through the Internet and will not depend on any one or a few major customers. Management estimates the Company will begin beta testing of its software within approximately twelve months of raising operating capital. Once the Company has raised sufficient capital, Management estimates the Company will complete all testing, and release its software product within approximately six months. At that time Management will begin marketing directly to real estate brokers and financial lenders in California and other Western states. The Company will then advertise on the Internet through its own proposed website on a national basis. Management will use their extensive contacts in the real estate and financial lending industries to handle all direct marketing rather than relying on outside marketing companies. For Internet marketing, the Company will utilize Internet website marketing providers such as Invision LLC. While the Company has initiated informal discussions with potential Internet website marketing providers, at this time the Company has no formal contracts with these providers and will not initiate negotiations with these providers until such time as the Company has sufficient funding.

When the Company has sufficient funding, and has a beta test version of its software, management will seek legal council for copyright and trademark protection. Until a beta test version of the software is produced and sufficient funding is available, its software will be protected by common law copyright.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

The Company does not need any governmental approval of its principal product. The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

The Company's only employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".





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

                                     PART II

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On November 8, 1995, at a special meeting of the board of directors, the shareholders authorized the issuance of 100,000 shares of common stock to each of the officers and directors of the Company for a total of 200,000 Rule 144 legend shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered which does not constitute a public offering, together with the fact that these shares were issued to officers and directors, both of whom are accredited investors.

From the period of approximately November 8, 1995 until November 30, 1995, the Company offered and sold 39,000 shares of common stock for at $.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. Each investor was either accredited as defined, or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to corporate information, and are therefore not in need of the protections afforded by the Securities Act of 1933. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

On February 5, 1998, the Board of Directors authorized a forward stock split of 45 for 1 resulting in a total of 10,755,000 shares of common stock issued and outstanding.


                                    PART III

                                    EXHIBITS

Exhibit A      Financial Statements
               1  Interim financial statements for the period ended
               March 31, 1999.
Exhibit 2      Plan of acquisition, reorganization or liquidation       None
Exhibit 3(i)   Articles of Incorporation                                Included with original filing
Exhibit 3(ii)  Bylaws                                                   Included with original filing
Exhibit 4      Instruments defining the rights of holders               None
Exhibit 7      Opinion re: liquidation preference                       None
Exhibit 9      Voting Trust Agreement                                   None
Exhibit 10     Material contracts                                       None
Exhibit 11     Statement re: computation of per share earnings          Included with original filing
Exhibit 14     Material foreign patents                                 None
Exhibit 16     Letter on change of certifying accountant                None
Exhibit 21     Subsidiaries of the registrant                           None
Exhibit 24     Power of Attorney                                        None
Exhibit 27     Financial Data Schedule                                  See Exhibit 27
Exhibit 28     Reports furnished to State insurance agencies            None





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

                                   SIGNATURES


In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      G.P. Properties, Inc.



Date   May 26, 1999                  By  /s/ Eileen Sturtevant
     ---------------------              ---------------------------------------
                                         Eileen Sturtevant, President & Director


Date   May 26, 1999                  By  /s/ Anne Winton
     ---------------------              ---------------------------------------
                                         Anne Winton, Director
























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























                                    EXHIBIT A

























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

                              G.P. PROPERTIES, INC.
                                 BALANCE SHEETS

                                     ASSETS


                                                          MARCH 31         MARCH 31
                                                            1999             1998
CURRENT ASSETS
  CASH                                                      202.00          3900.00
                                                         --------------------------
TOTAL CURRENT ASSETS                                        202.00         3,900.00

FIXED ASSETS
                                                         --------------------------
NET FIXED ASSETS                                              0.00             0.00

OTHER ASSETS
  ORGANIZATION COSTS
  LESS AMORTIZATION

                                                         --------------------------
TOTAL OTHER ASSETS                                            0.00             0.00

                                                         --------------------------
TOTAL ASSETS                                                202.00         3,900.00
                                                         ==========================


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES

                                                         --------------------------
TOTAL CURRENT LIABILITIES                                     0.00             0.00

LONG TERM LIABILITIES

                                                         --------------------------
TOTAL LONG TERM LIABILITIES                                   0.00             0.00

                                                         --------------------------
TOTAL LIABILITIES                                             0.00             0.00

STOCKHOLDERS' EQUITY

     COMMON STOCK                                        10,755.00        10,755.00
     PAID IN CAPITAL                                     -6,555.00        -6,555.00

     BEGINNING RETAINED EARNINGS                           -300.00          -300.00
     NET INCOME (LOSS)                                   -3,698.00             0.00

                                                         --------------------------
     ENDING RETAINED EARNINGS                            -3,998.00          -300.00

                                                         --------------------------
TOTAL STOCKHOLDERS' EQUITY                                  202.00         3,900.00

                                                         --------------------------
TOTAL LIAB & STOCKHOLDERS' EQUITY                           202.00         3,900.00
                                                         ==========================





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


                              G.P. PROPERTIES, INC.
                                INCOME STATEMENTS
                            FOR THE NINE MONTHS ENDED


                                                         3/31/99            3/31/98
REVENUE


                                                      -----------------------------
TOTAL REVENUE                                               0.00               0.00

DIRECT COSTS


                                                      -----------------------------
TOTAL COST OF GOODS SOLD                                    0.00               0.00

                                                      -----------------------------
GROSS PROFIT                                                0.00               0.00

OPERATING EXPENSES

     LICENSES & FEES                                         468
     OFFICE EXPENSE                                          530
     TRANSFER AGENT                                          500
     ACCOUNTANT                                            1,900
     LEGAL                                                   300

                                                      -----------------------------
TOTAL OPERATING EXPENSES                                3,698.00               0.00


                                                      -----------------------------
INCOME FROM OPERATIONS                                 -3,698.00               0.00


OTHER INCOME & EXPENSE


                                                      -----------------------------
TOTAL OTHER INCOME & EXPENSE                                0.00               0.00

                                                      -----------------------------
INCOME BEFORE TAXES                                    -3,698.00               0.00

  PROVISION FOR TAXES


                                                      -----------------------------
NET INCOME                                             -3,698.00               0.00
                                                      =============================




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                                INCOME STATEMENTS
                            STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED




                                                         3/31/99            3/31/98
CASH FLOWS FROM OPERATING ACTIVITIES

  NET LOSS                                                -3,698                  0

ADJ TO RECONCILE NET INCOME (LOSS) TO NET
CASH USED IN OPERATING ACTIVITIES




                                                        ---------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                  -3,698                  0




                                                        ---------------------------
NET INCREASE (DECREASE)                                   -3,698                  0


CASH AT BEGINNING OF PERIOD                                 3900               3900


CASH AT END OF PERIOD                                        202               3900











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

                             G.P. PROPERTIES, INC.
                          NOTES TO FINANCIAL STATEMENTS



1.      MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of March 31, 1999 and 1998 and the results of operations for the nine months ended March 31, 1999 and 1998 and changes in cash for the nine months ended March 31, 1999 and 1998.


2.        INTERIM REPORTING

The results of operations for the nine months ended March 31, 1999 and 1998 are not necessarily indicative of the results to be expected for the remainder of the year.


3.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


                      Organization and Nature of Operations

The Company was incorporated in Nevada on July 6, 1989. The Company was organized in order to design and produce residential financial analysis software for real estate brokers. The Company is a development stage company and has not conducted any business activities to date.


                               Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


                              Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of March 31, 1999 and 1998.





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NOTES TO FINANCIAL STATEMENTS (continued)



                                  Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


4.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND OPERATIONS


                     Material changes in financial condition

As of March 31, 1999 the Company had $202 of cash in the bank compared to $3,900 of cash in the bank as of March 31, 1998. The Company had no cash receipts for the nine months ended March 31, 1999. The primary uses of cash during the nine months ended March 31, 1999 were $2,700 for professional fees, and $998 for operating expenses.


                  Material changes in the results of operations

Expenses of $3,698 for the nine months ended March 31, 1999 were primarily for preparing the Company's legal documents and audit in anticipation of securing private placement capital in 1999. Management believes that the current positive real estate market and Internet marketing potential make economic sense for the Company to complete its business plan to raise capital through the sale of private placement securities in order to develop its real estate financial analysis software product in 1999.


















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